Notice of Exempt Solicitation

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

June 1, 2023

Dear Alphabet, Inc. Shareholders,

We are writing in response to recent advice from Institutional Shareholder Services (“ISS”) regarding Proposal No. 9 on the proxy card of Alphabet Inc. (the “Company”). The Proposal requests that the Company minimize risks associated with abortion-related law enforcement requests. As addressed in more detail below, we believe ISS omitted relevant information in its proxy advice.

In recommending against the Proposal, ISS asserts that since the revocation of Roe v Wade in June 2022, the Company has enhanced its data privacy safeguards, including new protections around searches in sensitive locations. According to ISS, the data privacy controversies triggering the Proposal predate the revocation of Roe v Wade. However, developments subsequent to the revocation of Roe demonstrate continuing concerns.

As noted in the Proposal, on July 1, 2022, the Company announced a policy change to delete data entries from location history shortly after users visit certain sensitive locations such as reproductive healthcare clinics.1 After the announcement, researchers from the independent watchdog group Accountable Tech analyzed updated policies by visiting abortion clinics in different states with Android phones. Accountable Tech ultimately found that “Google is still retaining location search queries by default, and location history for users who have it turned on – including for reproductive care facilities – despite their promise to begin deleting it.”2 The findings generated significant negative press and public outcry. This data privacy controversy occurred after the revocation of Roe v Wade, and contradicts the ISS assertion that “the [C]ompany appears to be taking adequate steps to reduce its reputational risks in this area.”

ISS also notes that the Company complies with California AB 1242, which requires law enforcement to attest that data requests to California corporations are not related to an investigation into abortions that are legal under California law. Questions have been raised about the effectiveness of the law in protecting privacy outside of California.3 Implementation of the Proposal would look beyond mere legal compliance to identify risks and mitigation strategies.

_____________________________

1 https://blog.google/technology/safety-security/protecting-peoples-privacy-on-health-topics/

2 https://accountabletech.org/research/googles-data-collection-and-policies-could-endanger-those-seeking-abortions/

3 https://tinyurl.com/5877n8zn

Compounding controversies regarding user data and access to reproductive healthcare pose serious risks to the well-being of the Company. Not only could these controversies invite regulatory and legal action, but they could also cause reputational harm to the Company given that a majority of U.S. adults support legal abortion access.4 To minimize and evaluate the Company’s risk exposure in this area, we urge shareholders to support Proposal No. 9.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

_____________________________

4 https://www.pewresearch.org/short-reads/2022/06/13/about-six-in-ten-americans-say-abortion-should-be-legal-in-all-or-most-cases-2/